                         MARTIN CURRIE BUSINESS TRUST
                              EMERGING ASIA FUND








                                ANNUAL REPORT

                               APRIL 30, 1997

OBJECTIVE     Long term capital appreciation through active management of a diversified portfolio of equities in Asian countries with emerging markets and developing economies.

LAUNCH DATE   March 24, 1995

FUND SIZE     $84.4m


PERFORMANCE   Total return from May 1, 1996 through April 30, 1997

              - MCBT - Emerging Asia Fund (excluding all transaction
                fees)                                                    (19.8)%
              - MCBT - Emerging Asia Fund (including all transaction
                fees)                                                    (22.6)%
              - The Morgan Stanley Capital International - Emerging
                Free Asia Index                                          (12.3)%

              Annualized total return from March 24, 1995 through April 30, 1997

              - MCBT - Emerging Asia Fund (excluding all transaction
                fees)                                                     +0.5%
              - MCBT - Emerging Asia Fund (including all transaction
                fees)                                                     (1.2)%

              The graph below represents the annualized total return of the portfolio including all transaction fees versus the Morgan Stanley Capital International Emerging Free Asia Index from April 1, 1995 through April 30, 1997.

              - MCBT - Emerging Asia Fund (excluding all transaction
                fees)                                                     +0.0%
              - MCBT - Emerging Asia Fund (including all transaction
                fees)                                                     (1.6)%
              - The Morgan Stanley Capital International - Emerging
                Free Asia Index                                           +1.2%


                                       [GRAPH]



(a) Performance for the benchmark is not available from March 24, 1995 (commencement of investment operations). For that reason, performance is shown from April 1, 1995.

Performance shown is net of all fees after reimbursement from the Manager. Returns and net asset values of fund investments will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost. The total returns would have been lower had certain expenses not been waived during the period shown. Each performance figure including all transaction fees assumes purchase at the beginning and redemption at the end of the stated period and is calculated using an offering price which reflects a transaction fee of 175 basis points on purchase and 175 basis points on redemption. Transaction fees are paid to the Fund to cover trading costs. Past performance is not indicative of future performance.

PORTFOLIO    Smaller Asian markets have performed poorly as a group over the
COMMENTS     twelve month period.  The fund has underperformed the MSCI
             Emerging Free Asia Index. Slower regional growth, combined with falling exports, has proved very damaging to economies.
             Political uncertainty in Indonesia and Korea, and concerns regarding bank lending to property, have made the situation worse.

             INDONESIA has been a good market for us. Here, we have concentrated on banks and infrastructure stocks. Bank Bira rose by 35% and the toll road operator, CMNP, by 24%. The economy looks sound and earnings are growing. We are likely to retain our position in this market.

             Midway through the year, we bought holdings in TAIWAN, as it became a constituent of the index. After strong gains, we sold out in February.

             We sold our positions in THAILAND in October and have not been tempted back. Banking problems and a loss of confidence will take time to unwind.

             We have become increasingly concerned with the outlook for MALAYSIA. The economy had been overheating for some time and banking problems had surfaced. More recently, local liquidity has been reversed and the economy has slowed. We made partial sales in February and may reduce further.

             The PHILIPPINES was disappointing. Two of our stocks, Seacem (a cement company), and Piltel (the mobile phone operator), both performed poorly.

             Outlook

             The region is becoming less homogenous, although recent stockmarket moves have been indiscriminate. We believe that to be successful, we have to be very selective in our choice of markets and stocks. We are optimistic that we will be able to make money in Indonesia and the Philippines. China will become increasingly important and we expect to add to our investments there.

INVESTMENT   All members of the investment team report directly to Joe Scott
MANAGER      Plummer (Chief Investment Officer), who has 27 years investment
PROFILE      experience.  All funds are managed on a team basis, with a named director heading each team.

             Allan MacLeod has managed the MCBT Emerging Asia Fund since inception.

             He graduated from Edinburgh University in 1989 with a degree in Law and joined Martin Currie in 1990 as a member of the Pacific Basin team. Appointed investment manager in 1993, he was promoted to director in 1994. He is a member of the Institute of Investment Management and Research.

             Allan has recently been joined by Tom Walker. With nine years investment experience, Tom has been appointed head of the Pacific Basin team. He graduated from Magdalene College, Cambridge with a degree in Law and completed a diploma in accounting at Heriot Watt University in 1983. He qualified as a chartered accountant in 1986 at Peat Marwick before spending six years with Edinburgh Fund Managers plc. He then moved to Hong Kong in 1993 as an investment manager with Barings Asset Management (Asia) Ltd. and joined Martin Currie Investment Management LTD as a director in 1996.

ASSET ALLOCATION
(% of net assets)

53%     Malaysia
27%     Indonesia
15%     Philippines
 4%     China
 1%     Other Net Assets

                                     [CHART]



LARGEST HOLDINGS
BY COUNTRY                                         % OF NET ASSETS

    MALAYSIA

    Edaran Otomobile Nasional                             5.1
    Telekom Malaysia                                      5.0
    Malaysian Assurance Alliance                          5.0

    INDONESIA

    Bank Indonesia Raya                                   5.4
    Citramarga Nusaphala Persada                          4.4

    PHILIPPINES

    Philippine Long Distance Telephone, ADR               4.6
    Belle Corporation                                     4.2

                                                        MCBT EMERGING ASIA FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997

                                                                                SHARES         VALUE
                                                                                ------         -----
COMMON STOCK - 99.0%
CHINA - 4.2%
  GUANGSHEN RAILWAY                                                             7,433,000    $  3,550,262
                                                                                             ------------
  TOTAL CHINA - (COST $2,877,282)                                                               3,550,262
                                                                                             ------------

INDONESIA - 27.2%
  BANK INDONESIA RAYA                                                           3,356,000       4,523,004
  CITRAMARGA NUSAPHALA PERSADA                                                  4,240,000       3,707,819
  HANJAYA MANDALA SAMPOERNA                                                       779,000       3,133,632
  LIPPO BANK                                                                    3,600,000       3,444,445
  LIPPO LIFE INSURANCE                                                          3,000,000       3,641,975
  PUTRA SURYA MULTIDANA *                                                       1,137,500       1,287,294
  TELEKOMUNIKASI INDONESIA                                                      2,200,000       3,191,358
                                                                                             ------------
  TOTAL INDONESIA - (COST $19,382,976)                                                         22,929,527
                                                                                             ------------

MALAYSIA - 52.3%
  ACP INDUSTRIES                                                                  420,000       1,722,957
  AMMB HOLDINGS                                                                   502,000       3,338,936
  COMMERCE ASSET HOLDINGS                                                         602,000       3,596,463
  DIVERSIFIED RESOURCES                                                         1,480,000       3,536,721
  EDARAN OTOMOBILE NASIONAL                                                       458,000       4,323,164
  JAYA TIASA HOLDINGS BERHAD                                                      810,000       4,161,622
  MALAYSIAN ASSURANCE ALLIANCE                                                    780,000       4,193,882
  MULTIPURPOSE HOLDINGS                                                         2,000,000       3,265,891
  RASHID HUSSAIN                                                                  600,000       3,990,760
  SUNGEI WAY HOLDINGS                                                           1,730,000       3,961,885
  TELEKOM MALAYSIA                                                                600,000       4,205,831
  UNITED ENGINEERS                                                                540,000       3,828,262
                                                                                             ------------
  TOTAL MALAYSIA - (COST $46,562,857)                                                          44,126,374
                                                                                             ------------

PHILIPPINES - 15.2%
  BELLE CORPORATION *                                                          14,700,000       3,511,945
  FILINVEST LAND                                                               11,200,000       2,633,295
  METRO PACIFIC                                                                12,500,000       2,891,544
  PHILIPPINE LONG DISTANCE TELEPHONE, ADR                                          69,000       3,846,750
                                                                                             ------------
  TOTAL PHILIPPINES - (COST $13,965,337)                                                       12,883,534
                                                                                             ------------

TAIWAN - 0.1%
  CHINA STEEL                                                                      75,000          80,260
                                                                                             ------------
  TOTAL TAIWAN - (COST $69,624)                                                                    80,260
                                                                                             ------------

TOTAL COMMON STOCK - (COST $82,858,076) +                                                      83,569,957
                                                                                             ------------

                                                                              PRINCIPAL
                                                                               AMOUNT
                                                                               ------
SHORT TERM INVESTMENT - 4.9%
  STATE STREET BANK AND TRUST REPURCHASE AGREEMENT, 5.15%, 05/01/1997 (A)    $  4,140,000       4,140,000
                                                                                             ------------
TOTAL SHORT TERM INVESTMENT - (COST $4,140,000)                                                 4,140,000
                                                                                             ------------

See notes to financial statements.

                                                        MCBT EMERGING ASIA FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997

                                                                                               VALUE
                                                                                               -----

TOTAL INVESTMENTS - (COST  $86,998,076) - 103.9%                                             $ 87,709,957
CASH, RECEIVABLES AND OTHER ASSETS, LESS LIABILITIES - (3.9)%                                  (3,325,403)
                                                                                             ------------
NET ASSETS - 100.0%                                                                          $ 84,384,554
                                                                                             ------------
                                                                                             ------------

*    Non-income producing security.
(a) The repurchase agreement, dated 4/30/97, $4,140,000 par due 5/01/97, is collateralized by United States Treasury Notes, 6.25%, due 3/31/99, with a market value of $4,226,713.

+ Percentages of long term investments are presented in the portfolio by country. Percentages of long term investments by industry are as follows:
     Automobiles 9.3%, Banks 9.5%, Cement 2.0%, Commercial Services 4.4%, Conglomerates 3.4%, Construction and Building Materials 9.7%, Engineering 4.5%, Financial Services 16.8%, Gas Exploration 4.2%, Insurance 9.3%, Real Estate 4.7%, Telecommunications Services 5.0%, Telephone 8.3%, Tobacco 3.7%, Transportation 4.2%.

ADR  American Depositary Receipts.







See notes to financial statements.

                                                        MCBT EMERGING ASIA FUND
-------------------------------------------------------------------------------
                                            STATEMENT OF ASSETS AND LIABILITIES
                                                                 APRIL 30, 1997

ASSETS
  Investments in securities, at value (cost $82,858,076)(Note B)                         $ 83,569,957
  Investments in repurchase agreements, at value (Note B)                                   4,140,000
                                                                                         ------------
    Total Investments                                                                      87,709,957
  Cash 106
  Foreign currency, at value (cost $3,410,427) (Note B)                                     3,410,250
  Receivable for foreign currency sold                                                        563,004
  Dividend and interest receivable                                                                592
  Prepaid insurance expense                                                                    11,843
  Deferred organization expenses (Note B)                                                       7,196
                                                                                         ------------
    TOTAL ASSETS                                                                           91,702,948
                                                                                         ------------
LIABILITIES
  Payable for investments purchased                                                         6,249,278
  Payable for foreign currency purchased                                                      563,004
  Management fee payable (Note C)                                                             422,392
  Administration fee payable (Note C)                                                           6,937
  Trustees fees payable (Note C)                                                                2,449
  Accrued expenses and other liabilities                                                       74,334
                                                                                         ------------
    TOTAL LIABILITIES                                                                       7,318,394
                                                                                         ------------
TOTAL NET ASSETS                                                                         $ 84,384,554
                                                                                         ------------
                                                                                         ------------
COMPOSITION OF NET ASSETS:
  Paid-in-capital                                                                        $ 94,114,077
  Undistributed net investment loss                                                           (82,681)
  Accumulated net realized loss on investment and foreign currency transactions           (10,374,496)
  Net unrealized appreciation on investment and foreign currency transactions                 727,654
                                                                                         ------------
TOTAL NET ASSETS                                                                         $ 84,384,554
                                                                                         ------------
                                                                                         ------------
NET ASSET VALUE PER SHARE                                                                $       9.63
($84,384,554 / 8,759,639 shares of beneficial interest outstanding)                      ------------
                                                                                         ------------

See notes to financial statements.

                                                        MCBT EMERGING ASIA FUND
-------------------------------------------------------------------------------
                                                        STATEMENT OF OPERATIONS
                                                      YEAR ENDED APRIL 30, 1997

INVESTMENT INCOME
  Interest income                                                            $    332,314
  Dividend income                                                               1,167,598
  Foreign taxes withheld                                                         (228,105)
                                                                             ------------
    TOTAL INVESTMENT INCOME                                                     1,271,807
                                                                             ------------
EXPENSES
  Management fee (Note C)                                                       1,911,419
  Custodian fee                                                                   446,882
  Administration fee (Note C)                                                     101,627
  Audit fee                                                                        24,276
  Legal fees                                                                        8,718
  Transfer agent fee                                                                7,479
  Trustee fees (Note C)                                                             4,537
  Amortization of deferred organization expenses                                    2,548
  Miscellaneous expenses                                                           19,770
  Fees and expenses waived by the investment manager (Note C)                    (123,328)
                                                                             ------------
    TOTAL EXPENSES                                                              2,403,928
                                                                             ------------
NET INVESTMENT LOSS                                                            (1,132,121)
                                                                             ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FOREIGN CURRENCY
  Net realized loss on investments (net of foreign taxes of $112,539)         (10,462,605)
  Net realized loss on foreign currency transactions                             (251,855)
  Net unrealized appreciation (depreciation) on:
    Investments (net of foreign taxes of ($254,070))                          (10,666,199)
    Foreign currency transactions                                                  17,243
                                                                             ------------
NET LOSS ON INVESTMENTS AND FOREIGN CURRENCY TRANSACTIONS                     (21,363,416)
                                                                             ------------
NET DECREASE IN NET ASSETS FROM OPERATIONS                                   $(22,495,537)
                                                                             ------------
                                                                             ------------

See notes to financial statements.

                                                        MCBT EMERGING ASIA FUND
-------------------------------------------------------------------------------
                                             STATEMENT OF CHANGES IN NET ASSETS

                                                                                            YEAR            YEAR
                                                                                            ENDED           ENDED
                                                                                       APRIL 30, 1997  APRIL 30, 1996
                                                                                       --------------  --------------
NET ASSETS at beginning of period                                                      $  129,326,397  $   42,027,699
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
  Net investment loss                                                                      (1,132,121)       (221,319)
  Net realized gain (loss) on investment transactions                                     (10,462,605)      6,626,583
  Net realized loss on foreign currency transactions                                         (251,855)       (618,897)
  Net unrealized appreciation (depreciation) on:
    Investments                                                                           (10,666,199)     11,471,189
    Foreign currency transactions                                                              17,243          (1,495)
                                                                                       --------------  --------------
  Net increase (decrease) in net assets from operations                                   (22,495,537)     17,256,061
                                                                                       --------------  --------------
DISTRIBUTIONS TO SHAREHOLDERS FROM:
  In excess of net investment income                                                         (119,214)              0
  Net realized gains                                                                                0      (1,619,520)
  In excess of net realized gains                                                          (3,999,558)              0
                                                                                       --------------  --------------
  Total distributions                                                                      (4,118,772)     (1,619,520)
                                                                                       --------------  --------------
CAPITAL SHARE TRANSACTIONS:
  Net proceeds from sales of shares                                                        33,631,104      68,843,300
  Reinvestment of dividends and distributions to shareholders                               4,115,185       1,619,520
  Cost of shares repurchased                                                              (57,682,075)        (26,549)
  Paid in capital from subscription and redemption fees                                     1,608,252       1,225,886
                                                                                       --------------  --------------
  Total increase (decrease) in net assets from capital share transactions                 (18,327,534)     71,662,157
                                                                                       --------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS                                                   (44,941,843)       87,298,698
                                                                                       --------------  --------------
NET ASSETS at end of period (includes undistributed net investment                     $   84,384,554  $  129,326,397
  losses of $82,681 and $185,162, respectively)                                        --------------  --------------
                                                                                       --------------  --------------
OTHER INFORMATION:
CAPITAL SHARE TRANSACTIONS:
  Shares sold                                                                               2,990,256      6,098,105
  Shares issued in reinvestment of distributions to shareholders                              381,036        154,830
  Less shares repurchased                                                                  (5,074,489)        (2,538)
                                                                                       --------------  --------------
  Net share transactions                                                                   (1,703,197)     6,250,397
                                                                                       --------------  --------------
                                                                                       --------------  --------------

See notes to financial statements.

                                                        MCBT EMERGING ASIA FUND
-------------------------------------------------------------------------------
                                                           FINANCIAL HIGHLIGHTS
                                         FOR A SHARE OUTSTANDING FOR THE PERIOD

                                                                                      YEAR (5)        YEAR (5)     MARCH 24, 1995*
                                                                                        ENDED           ENDED         THROUGH
                                                                                   APRIL 30, 1997  APRIL 30, 1996  APRIL 30, 1995
                                                                                   --------------  --------------  --------------
PER SHARE OPERATING PERFORMANCE
Net asset value, beginning of period                                                  $  12.360       $  9.980      $  10.000

Net investment income(loss)                                                               (.101)        (0.029)         0.009
Net realized and unrealized gain(loss) on investment
  and foreign currency transactions                                                      (2.503)         2.446         (0.029)
                                                                                   ------------   ------------   ------------
Total from investment operations                                                         (2.604)         2.417         (0.020)
                                                                                   ------------   ------------   ------------
Less distributions:
     In excess of net investment income                                                  (0.009)         0.000          0.000
     Net realized gains                                                                   0.000         (0.209)         0.000
     In excess of net realized gains                                                     (0.305)         0.000          0.000
                                                                                   ------------   ------------   ------------
Total distributions                                                                      (0.314)        (0.209)         0.000
                                                                                   ------------   ------------   ------------
Paid in capital from subscription and redemption fees (Note B)                            0.188          0.172          0.000
                                                                                   ------------   ------------   ------------

Net asset value, end of period                                                         $  9.630      $  12.360       $  9.980
                                                                                   ------------   ------------   ------------
                                                                                   ------------   ------------   ------------

TOTAL INVESTMENT RETURN (1)                                                              (19.82)%       26.30%          (0.20)%(2)
                                                                                   ------------   ------------   ------------
                                                                                   ------------   ------------   ------------

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period                                                          $ 84,384,554   $129,326,397   $ 42,027,699
Operating expenses, net, to average net assets (Note C)                                   1.89%          1.93%          1.85%(3)
Operating expenses, gross, to average net assets (Note C)                                 1.98%          2.18%          2.57%(3)
Net investment income(loss) to average net assets                                         (0.89)%        (0.27)%        0.96%(3)
Portfolio turnover rate                                                                    118%            65%             0%
Average commission rate per share (4)                                                 $  0.0079      $  0.0124            N/A
Per share amount of fees waived (Note C)                                               $  0.011       $  0.027       $  0.007

-------------------------------------------------------------------------------
* Commencement of investment operations.
(1)  Total return at net asset value assuming all distributions reinvested and
     no purchase premiums or redemption fees.   Total return would have been
     lower had certain expenses not been waived.
(2)  Periods less than one year are not annualized.
(3)  Annualized.
(4) The average commission rate paid is applicable for Funds that invest greater than 10% of average net assets in equity transactions on which commissions are charged. This disclosure is required for fiscal periods beginning on or after September 1, 1995.

(5) The per share amounts were computed using a monthly average number of shares outstanding during the year.

                                                        MCBT EMERGING ASIA FUND
-------------------------------------------------------------------------------
                                                  NOTES TO FINANCIAL STATEMENTS


NOTE A - ORGANIZATION
Martin Currie Business Trust ("MCBT") (the "Trust") is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust on May 20, 1994. The Trust offers six funds which have differing investment objectives and policies: Global Growth Fund, Opportunistic EAFE Fund, Global Emerging Markets Fund, Japan Small Companies Fund, Emerging Americas Fund and Emerging Asia Fund, (the "Funds"). The MCBT Emerging Asia Fund (the "Fund") commenced investment operations on March 24, 1995. The Fund's Declaration of Trust permits the Board of Trustees to issue an unlimited number of full and fractional shares of beneficial interest, without par value.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

VALUATION OF INVESTMENTS - The Fund's portfolio securities traded on a securities exchange are valued at the last quoted sale price, or, if no sale occurs, at the mean of the most recent quoted bid and asked prices. Unlisted securities for which market quotations are readily available are valued at the mean of the most recent quoted bid and asked prices. Prices for securities which are primarily traded in foreign markets are furnished by quotation services expressed in the local currency's value and are translated into U.S. dollars at the current rate of exchange. Short-term securities and debt securities with a remaining maturity of 60 days or less are valued at their amortized cost. Options and futures contracts are valued at the last sale price on the market where such options or futures contract is principally traded. Options traded over-the-counter are valued based upon prices provided by market makers in such securities or dealers in such currencies. Securities for which current market quotations are unavailable or for which quotations are not deemed by the investment adviser to be representative of market values are valued at fair value as determined in good faith by the Trustees of the Fund, or by persons acting pursuant to procedures established by the Trustees.

REPURCHASE AGREEMENTS - In connection with transactions in repurchase agreements, the Fund's custodian takes possession of the underlying collateral securities, the value or market price of which is at least equal to the principal amount, including interest, of the repurchase transaction. To the extent that any repurchase transaction exceeds one business day, the value of the collateral is marked-to-market on a daily basis to ensure the adequacy of the collateral. In the event of default of the obligation to repurchase, the Fund has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. Under certain circumstances, in the event of default or bankruptcy by the other party to the agreement, realization and/or retention of the collateral or proceeds may be subject to legal proceedings.

INVESTMENT TRANSACTIONS - Investment security transactions are recorded on the date of purchase or sale. Realized gains and losses from security transactions are determined on the basis of identified cost.

INVESTMENT INCOME - Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.

FOREIGN CURRENCY TRANSLATIONS - The records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars at a current rate of exchange of such currency to determine the value of investments, other assets and liabilities on the date of any determination of net asset value of the Fund. Purchases and sales of securities and income and expenses are converted at the prevailing rate of exchange on the respective dates of such transactions.

The Fund may realize currency gains or losses between the trade and settlement dates on security transactions. To minimize such currency gains or losses, the Fund may enter into forward foreign currency contracts.

The net U.S. dollar value of foreign currency underlying all contractual commitments held by the Fund on each day and the resulting net unrealized appreciation, depreciation and related net receivable or payable amounts are determined by using forward currency exchange rates supplied by a quotation service.

                                                        MCBT EMERGING ASIA FUND
-------------------------------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS (Continued)

FOREIGN CURRENCY TRANSLATIONS (CONTINUED) - Reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on security transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, and are included with the net realized and unrealized gain or loss on investment securities.

FORWARD FOREIGN CURRENCY CONTRACTS - A forward foreign currency contract ("Forward") is an agreement between two parties to buy and sell a currency at a set price on a future date. The market value of the Forward fluctuates with changes in currency exchange rates. The Forward is marked-to-market daily and the change in the market value is recorded by the Fund as an unrealized gain or loss. When the Forward is closed, the Fund records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed. The Fund could be exposed to risk if a counterparty is unable to meet the terms of the contract or if the value of the currency changes unfavorably. The Fund may enter into Forwards in connection with planned purchases and sales of securities, to hedge specific receivables or payables against changes in future exchange rates or to hedge the U.S. dollar value of portfolio securities denominated in a foreign currency.

EXPENSES - Expenses directly attributable to the Fund are charged to the Fund. Expenses not directly attributable to a Fund are either split evenly among the affected Funds, allocated on the basis of relative average net assets, or otherwise allocated among the Funds as the Board of Trustees may direct or approve. Certain costs incurred in connection with the organization of the Trust and each Fund have been deferred and are being amortized on a straight line basis over a five year period starting on each Fund's commencement of operations.

DISTRIBUTIONS TO SHAREHOLDERS - The Fund declares and distributes dividends from net investment income, if any, and distributes its net realized capital gains, if any, at least annually. All distributions will be reinvested in shares of the Fund at the net asset value unless the shareholder elects in the subscription agreement to receive cash. Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for passive foreign investment companies (PFIC's), foreign currency transactions, losses deferred due to wash sales, post October 31 losses and excise tax regulations. Permanent book and tax differences relating to shareholder distributions will result in reclassifications to paid-in-capital. Distributions are recorded on the ex-dividend date.

PURCHASES AND REDEMPTIONS OF FUND SHARES - There is a purchase premium for cash investments into the Fund of 1.75% of the amount invested and a redemption fee on cash redemptions of 1.75% of the amount redeemed. All purchase premiums and redemption fees are paid to and retained by the Fund and are recorded as paid-in-capital by the Fund. These fees are intended to offset brokerage and transaction costs arising in connection with the purchase and redemption. The purchase and redemption fees may be waived by the Manager, however, if these brokerage and transaction costs are minimal or in other circumstances at the Manager's discretion. For the year ended April 30, 1997, $599,027 was collected in purchase premiums and $1,009,225 was collected in redemption fees.

INCOME TAXES - Each Fund of the Trust is treated as a separate entity for U.S. federal income tax purposes. Each Fund intends to qualify each year as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. By so qualifying, the Funds will not be subject to federal income taxes to the extent that they distribute substantially all of their taxable income, including realized capital gains, for the fiscal year. In addition, by distributing substantially all of their net investment income, capital gains and certain other amounts, if any, during the calendar year, the Funds will not be subject to a federal excise tax. On December 30, 1996 the Fund declared a long term capital gain distribution of $1,969,193, representing $0.150 per share. As of April 30, 1997 the Fund has a realized capital loss carryforward, for Federal income tax purposes, of $3,928,107 (expires April 30, 2005), available to be used to offset future realized capital gains. As of April 30, 1997 the Fund has elected for Federal income tax purposes to defer a $6,446,385 current year post October 31 loss as though the loss was incurred on the first day of the next fiscal year.

                                                        MCBT EMERGING ASIA FUND
-------------------------------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS (Continued)

INCOME TAXES (CONTINUED) - The Fund may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on income and/or capital gains earned or repatriated. Taxes are accrued and applied to net investment income, net realized gains and unrealized appreciation as such income and/or gains are earned.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses at the date of the financial statements. Actual results could differ from these estimates.

NOTE C - AGREEMENTS AND FEES
The Fund has entered into a Management Contract with Martin Currie Inc. (the "Investment Manager"), a wholly owned subsidiary of Martin Currie Ltd. Under the Management Contract, the Fund pays the Investment Manager a quarterly management fee at the annual rate of 1.50% of the Fund's average net assets. Prior to September 20, 1996 the Investment Manager had voluntarily agreed to limit its fee to 1.25% of the Fund's average net assets, which resulted in a waiver of $123,328.

The Investment Manager has also voluntarily undertaken to reduce its fee until further notice to the extent necessary to limit the Fund's annual expenses (including the management fee but excluding brokerage commissions, transfer taxes, and extraordinary expenses) to 2.00% of the Fund's average net assets on an annualized basis. For the year ended April 30, 1997, it was not necessary for the Investment Manager to waive any additional fees.

State Street Bank and Trust Company (the "Administrator") serves as administrator of the Fund. The Administrator performs certain administrative services for the Fund. The Fund pays the Administrator a fee at the rate of 0.08% of the Fund's average net assets up to $125 million, 0.06% of the next $125 million, and 0.04% of those assets in excess of $250 million, subject to certain minimum requirements, plus certain out of pocket costs. State Street Bank and Trust Company also receives fees and compensation of expenses for certain custodian and transfer agent services.

Trustees of the Trust who are not interested persons receive aggregate annual fees of $20,000.

NOTE D - INVESTMENT TRANSACTIONS
Purchases and proceeds from sales and maturities of investments, excluding short-term securities for the year ended April 30, 1997 were $140,040,239 and $161,140,914, respectively.

The identified cost of investments in securities and repurchase agreements owned for federal income tax purposes and their respective gross unrealized appreciation and depreciation at April 30, 1997 were as follows:

    IDENTIFIED           GROSS UNREALIZED           NET UNREALIZED
       COST        APPRECIATION    (DEPRECIATION)    APPRECIATION
  -------------    ------------    --------------   --------------
  $  86,998,076    $  9,149,840    $  (8,437,959)    $    711,881

NOTE E - PRINCIPAL SHAREHOLDERS
As of April 30, 1997 there was one shareholder who owned greater than 10% of the Fund's outstanding shares, representing 28% of the Fund.

                                                        MCBT EMERGING ASIA FUND
-------------------------------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE F - CONCENTRATION OF RISK
The Fund will invest extensively in foreign securities (i.e., those which are not listed on a United States securities exchange). Investing in foreign securities involves risks not typically found in investing in U.S. markets. These include risks of adverse change in foreign economic, political, regulatory and other conditions, and changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation of assets or nationalization, imposition of withholding taxes on dividend or interest payments and capital gains, and possible difficulty in obtaining and enforcing judgments against foreign entities. Furthermore, issuers of foreign securities are subject to different, and often less comprehensive, accounting, reporting and disclosure requirements than domestic issuers. The securities of some foreign companies and foreign securities markets are less liquid and at times more volatile than securities of comparable U.S. companies and U.S. securities markets.

The risks of investing in foreign securities may be heightened in the case of investments in emerging markets or countries with limited or developing capital markets. Security prices in emerging markets can be significantly more volatile than in the more developed nations of the world, reflecting the greater uncertainties of investing in less established markets and economies. In particular, countries with emerging markets may have relatively unstable governments, present the risk of nationalization, restrictions on foreign ownership, imposition of witholding taxes on dividend or interest payments and capital gains, or prohibitions on repatriation of assets, and may have less protection for property rights than more developed countries. Political change or instability may adversely affect the economies and securities markets of such countries.

                       REPORT OF INDEPENDENT ACCOUNTANTS






To the Trustees and Shareholders of the
Martin Currie Business Trust - Emerging Asia Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Emerging Asia Fund (the "Fund") at April 30, 1997, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at April 30, 1997 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
Boston, Massachusetts
June 17, 1997

                          MARTIN CURRIE BUSINESS TRUST


                              ____________________


                             TRUSTEES  AND OFFICERS

                 C. James P. Dawnay, TRUSTEE AND PRESIDENT *
                            Simon D. Eccles, TRUSTEE
                         Patrick R. Wilmerding, TRUSTEE
               W. Stewart Coghill, VICE PRESIDENT AND TREASURER
                        J. Grant Wilson, VICE PRESIDENT
                         Julian M.C. Livingston, CLERK

                              * INTERESTED TRUSTEE
                              ____________________



                               INVESTMENT MANAGER

                               Martin Currie, Inc.
                                  Saltire Court
                                20 Castle Terrace
                                Edinburgh EH1 2ES
                               011-44-131-229-5252

                                Regulated by IMRO

                   Registered Investment Adviser with the SEC
                              ____________________



The information contained in this report is intended for general informational purposes only. This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current Private Placement Memorandum which contains important information concerning the Fund and its current offering of shares.